Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since the Reporting Persons' most recent filing on June 9, 2026, which were all completed through open market purchases.

Tether Investments, S.A. de C.V.:

Date	Shares Bought	Price
June 10, 2026	28,754	6.6228
June 11, 2026	66,462	6.8969

Tether International, S.A. de C.V.:

June 12, 2026	62,416	7.3016
June 15, 2026	64,972	7.7232